NUMBER

CAP



CAPTIVA
SOFTWARE CORPORATION

INCORPORATED UNDER THE LAWS OF THE STATE OF DELAWARE

SHARES



THIS CERTIFICATE IS TRANSFERABLE
IN CANTON, MA, JERSEY CITY, NJ
AND NEW YORK CITY, NY

SEE REVERSE FOR CERTAIN DEFINITIONS

CUSIP 14073T 10 9

This Certifies that

is the record holder of

FULLY PAID AND NONASSESSABLE SHARES OF COMMON STOCK, $.01 PAR VALUE, OF

CAPTIVA SOFTWARE CORPORATION

transferable on the books of the Corporation by the holder hereof in person or by duly authorized attorney upon surrender of this certificate properly endorsed. This certificate is not valid until countersigned by the Transfer Agent and registered by the Registrar.

WITNESS the facsimile seal of the Corporation and the facsimile signatures of its duly authorized officers.

Dated:

Rick E. Russo

CHIEF FINANCIAL OFFICER



CAPTIVA SOFTWARE CORPORATION
INCORPORATED
JULY 31,
2002
DELAWARE

PRESIDENT AND CHIEF EXECUTIVE OFFICER

BY

Stephen Carr

AUTHORIZED SIGNATURE

COUNTERSIGNED AND REGISTERED:
EquiServe Trust Company, N.A.
TRANSFER AGENT
AND REGISTRAR

AMERICAN BANK NOTE COMPANY.

The Corporation shall furnish without charge to each stockholder who so requests a statement of the powers, designations, preferences and relative, participating, optional, or other special rights of each class of stock of the Corporation or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights. Such requests shall be made to the Corporation's Secretary at the principal office of the Corporation.

The following abbreviations, when used in the inscription on the face of this certificate, shall be construed as though they were written out in full according to applicable laws or regulations:

TEN COM – as tenants in common
TEN ENT – as tenants by the entireties
JT TEN – as joint tenants with right of survivorship and not as tenants in common

UNIF GIFT MIN ACT–.....................Custodian.....................
              (Cust)   (Minor)
under Uniform Gifts to Minors
Act..
               (State)
UNIF TRF MIN ACT–.................Custodian (until age...........)
            (Cust)
........................under Uniform Transfers
            (Minor)
to Minors Act.......................................
               (State)

Additional abbreviations may also be used though not in the above list.

For Value Received, _____ hereby sell(s), assign(s) and transfer(s) unto

PLEASE INSERT SOCIAL SECURITY OR OTHER
IDENTIFYING NUMBER OF ASSIGNEE

_____

(PLEASE PRINT OR TYPEWRITE NAME AND ADDRESS, INCLUDING ZIP CODE, OF ASSIGNEE)

_____

_____

_____ Shares

of the common stock represented by the within certificate, and do hereby irrevocably constitute and appoint

_____ Attorney

to transfer the said stock on the books of the within named Corporation with full power of substitution in the premises.

Dated _____

X _____

X _____

NOTICE: THE SIGNATURE TO THIS ASSIGNMENT MUST CORRESPOND WITH THE NAME AS WRITTEN UPON THE FACE OF THE CERTIFICATE IN EVERY PARTICULAR, WITHOUT ALTERATION OR ENLARGEMENT OR ANY CHANGE WHATEVER.

Signature(s) Guaranteed

By _____

THE SIGNATURE(S) MUST BE GUARANTEED BY AN ELIGIBLE GUARANTOR INSTITUTION (BANKS, STOCKBROKERS, SAVINGS AND LOAN ASSOCIATIONS AND CREDIT UNIONS WITH MEMBERSHIP IN AN APPROVED SIGNATURE GUARANTEE MEDALLION PROGRAM), PURSUANT TO S.E.C. RULE 17Ad-15.